

September 26, 2013

<u>Via E-mail</u>
Ms. Tricia L. Fulton
Chief Financial Officer
Sun Hydraulics Corporation
1500 West University Parkway
Sarasota, FL 34243

> **Re:** **Sun Hydraulics Corporation**
> **Form 10-K**
> **Filed March 12, 2013**
> **File No. 0-21835**

Dear Ms. Fulton:

We have reviewed your response dated September 17, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 29, 2012</u>

<u>18. Segment Reporting, page 52</u>

1. We have read your response to comment 5 in our letter dated September 4, 2013. It is not clear to us how the change from a "sales from" perspective to a "sales to" perspective would necessarily entail a decrease from four reportable segments to just one, if you are selling to areas other than the U.S. We note the example of the quarterly sales report included in your response and the geographic region information in the segment footnote. In this regard, it is not clear why at least the three geographic regions noted from the footnote would not constitute your operating and/or reportable segments. Please explain.

2. Please provide to us all reports provided to the CODM during 2011, 2012 and 2013 that present any geographic profitability data. Multiple iterations of the same report do not have to be provided if there are quarterly or annual year-to-date versions of that same report. Please identify your CODM.

3. We note from page 46 that domestic pre-tax profit margin is much higher than foreign pre-tax income. Please tell us and revise future filings in MD&A to explain why this is so. Please ensure that your explanation identifies the specific business, economic and competitive factors that have materially caused the significant disparity between domestic and foreign profit margins, such that readers are clearly able to understand the magnitude of the impact that each factor had on profit margin. Refer to Item 303 of Regulation S-K.

4. Please tell us why foreign total assets increased in 2012 whereas domestic total assets decreased.

Exhibit 10.4, page 59

5. We considered your response to comment 6 of our letter dated September 4, 2013, and are unable to concur. Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision. Please refile Exhibit 10.4 in its entirety with your next Exchange Act report.

Schedule 14A filed on April 12, 2013

2012 Executive Compensation , page 18

6. We note your response to comment 10 of our letter dated September 4, 2013, that the Compensation Committee only occasionally reviews surveys or other compensation data. In future filings, if applicable, please disclose to what extent the Compensation Committee utilizes surveys or other compensation data to establish the monetary pool for that particular year.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or, in her absence, Jay Ingram, Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief